Exhibit 99.5

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Number of shares to which this form of proxy relates(Note 1)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON MAY 19, 2025

I/We(Note 2) _____________________________________________________________________________________________________________ of _______________________________________________________________________________________________________________________ being the registered holder(s) of ___________________________________ shares in the issued share capital of Ascentage Pharma Group International (the “Company”) hereby appoint the Chairman of the annual general meeting or(Note 3)_______________________________________________________________________________ of _______________________________________________________________________________________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf in respect of the resolutions set out in the notice of the annual general meeting dated April 16, 2025 (the “Notice”) (with or without amendment) as directed below, or if no indication is given, as my/our proxy thinks fit, at the annual general meeting of the Company to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 19, 2025 at 10:00 a.m. (and at any adjournment thereof) (the “AGM”). Unless otherwise defined, capitalized terms used in this form of proxy shall have the same meanings as those defined in the circular of the Company dated April 16, 2025.

Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 4).

ORDINARY RESOLUTIONS*		FOR	AGAINST
1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2024.
2(a).	To re-elect Dr. Yang Dajun as an Executive Director.
2(b).	To re-elect Mr. Ye Changqing as an Independent Non-executive Director.
2(c).	To re-elect Ms. Marina S. Bozilenko as an Independent Non-executive Director.
2(d).	To re-elect Dr. Debra Yu as an Independent Non-executive Director.
2(e).	To re-elect Marc E. Lippman, MD as an Independent Non-executive Director.
3.	To authorize the Board to fix the Directors’ remuneration.
4.	To re-appoint Ernst &Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.
5.	To grant a general mandate to the Directors to allot, issue and deal with new shares of the Company with an aggregate number of not exceeding 20% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*
6.	To grant a general mandate to the Directors to repurchase the Company’s shares with a total number of not more than 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*
7.	To extend the general mandate granted to the Directors under resolution 5 by an amount representing the aggregate number of the Company’s shares repurchased by the Company under resolution 6, provided that such amount shall not exceed 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.*

*	The full text of the resolutions is set out in the Notice.

Date: ____________________ 2025	Signature(s)(Note 5) ____________________________________

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	If any proxy other than the Chairman of the annual general meeting is preferred, please strike out the words “the Chairman of the annual general meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
5.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney so authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
6.	In case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
7.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 17, 2025).
8.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Tricor Investor Services Limited at the above address.